FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

Santiago, April 26, 2019

                                                                                                                      Ger. Gen. N°39 /2019

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the former Superintendence of Securities and Insurance (“SVS”, currently replaced by the Financial Market Commission), duly authorized on behalf of Enel Generación Chile S.A. (the “Company”), I hereby inform you of the following significant event:

1.At the Enel Generación Chile´s Ordinary Shareholders Meeting (“OSM”) held today, the new Board of Directors of the Company was elected for a period of three years starting from the date of the meeting.

The following are now the members of the Board of Directors:

•              Giuseppe Conti

•              Fabrizio Barderi

•              Cristiano Bussi

•              Maria Soledad Arellano Schmidt

•              Julio Pellegrini Vial

2. At the Board of Directors’ Meeting held today, after the Enel Generación Chile´s Ordinary Shareholders Meeting, the Board of Directors agreed to appoint Mr. Giuseppe Conti as Chairman of the Board of Directors and the Company, and Mr. Ignacio Quiñones Sotomayor as the Secretary of the Board of Directors.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: April 29, 2019